Daytona Systems, Inc

360 Main Street

Washington, VA  22747

May 12, 2010

Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 3561

Washington, DC  20549

Dear Ms. Jenkins:

     In response to your letter of April 30, 2010 Daytona Systems, Inc.,  revised the section 302 certification per your requested changes as outlined below:

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Title of certifying officer has been removed at the beginning of the certification

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Identity of Company has been added to paragraph one

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Paragraph 4(d) changed to reference” (the registrant’s fourth fiscal quarter in the case of an annual report)”

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The word registrant has replaced issuer in paragraphs three and five

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Chief Financial Officer has been added to signature block as person is the same as the Chief Executive Officer.

We hereby confirm that all future filings will include the above changes in section 302.

     Additionally, the Company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and

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The company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal  securities laws of the United States.